DRC RESOURCES CORPORATION

Afton Copper-Gold Project

PART 4

CONTRACT AGREEMENT

CONTRACT AGREEMENT

THIS AGREEMENT made to have effect the 23rd day of October, 2004

BETWEEN: DRC RESOURCES CORPORATION
601 - 595 Howe Street
Vancouver, B.C. V6C 2T5
(herein referred to as “the Owner”)

OF THE FIRST PART

AND:

PROCON MINING AND TUNNELLING LTD.
108 - 4664 Lougheed Highway
Burnaby, BC V5C 5T5

(herein referred to as “the Contractor”)

OF THE SECOND PART

WHEREAS:

A.
The Owner requires the collaring of a decline portal, installation of an ARMCO culvert type portal collar, and excavation of 2,000 m (plus or minus 20%) of tunnel (herein referred to as “the Work”) to be carried out on the Afton Open Pit Site (“the Site” or “the Work Site”) near Kamloops, BC as described in Parts 8 and 9 hereto, the work to be done during the period October 15, 2004 to November 15, 2005;

B.	The Contractor desires to perform the Work and represents, warrants and certifies that:

B-1
it and its principals, employees, agents and subcontractors have the required training and qualifications to carry out the work in a sound, safe and workman-like manner in conformity with Schedule “A” and the other Contract Documents.

B-2	it has been duly incorporated under the laws of the Province of British Columbia, does now exist and has been engaged in the contracting business under its present business name for twelve years.

B-3	it has experience in work of a nature similar in type and magnitude to the work.

B-4	as per verbal discussion with Ed Yurkowski on October 14, 2004, Procon have completed all contracts awarded to them to date.

B-5
it has discussed the work required to be done and examined the plans and engineering description of the work and is fully familiar with all of the requirements for conduct of the work and has determined all the equipment, material and labour required to carry out and complete the work within the time limited therefor by this Contract Agreement (herein also referred to as “this Contract”, “the Contract”, “the Contract Documents” and “this Agreement”).

DRC Resources Corporation
Afton Site Work Contract
Rev. 10/04

B-6
it has by careful examination of the actual site conditions, satisfied itself as to the nature and location of the work, the general and local conditions to be encountered in the performance of the work, the requirements of the Contract and all other matters which can in any way affect the work or the cost thereof and any failure to fully investigate the site of the work or the foregoing conditions shall not relieve the Contractor from responsibility for estimating properly the difficulty or cost of successfully performing the work and acknowledges that neither the Owner, nor any of its representatives or agents, accepts any responsibility for any understanding created or representation made by or in the course of discussions, either before or after the execution of this Agreement.

B-7
all equipment will be new or equivalent, in good operating condition, properly maintained and compliant in all respects with the requirements of the Mines Act (British Columbia) and Regulations thereunder.

B-8	all material and supplies will be new and of good quality.

B-9
it is registered and in good standing with the Workers’ Compensation Board of British Columbia under WCB No. 455188-AQ(017) and will, prior to commencement of the work, provide the Owner with a letter of good standing from the said Workers’ Compensation Board.

B-10	it will ensure that there is no spillage of fuel or other contaminant on the work site, which on completion of the work will be cleaned up to original condition.

B-11	it will apply for exemption from social services taxes, which shall be Contractor’s expense, if not applied for.

B-12
the equipment, supplies and materials quantities described in the Contract Documents are approximations subject to variations and no claim shall be made against the Owner for deficiency or overrun therein.

B-13
the Work shall be commenced October 23, 2004 and completed November 15, 2005, subject to the Owner securing required access and surface user rights, it being understood that start time may be deferred by the Owner for up to 180 days in the event of difficulty or delay in securing such access and rights.

B-14	the work shall be performed under the direction of the Owner’s representative(s) from time to time named by the Owner.

B-15
the Contractor shall not leave the work site until the work has been inspected and declared satisfactory by the Owner and the Mines Inspector of the Ministry of Energy & Mines, until which time no final payment will be made by the Owner.

B-16
it carries an all-risk course of construction insurance policy providing insurance coverage against public liability, property damage and motor vehicle losses and injury for not less than $5 million per occurrence as provided in the General Conditions hereto attached and, prior to commencing any of the work on the work site, the Contractor will provide the Owner certificate(s) of such insurance policy or policies naming the Owner as insured for purposes of this Agreement.

B-17	it has available to it the skilled manpower and equipment and can react quickly should shotcreting of bad ground conditions or grouting of water inflows be required.

DRC Resources Corporation
Afton Site Work Contract
Rev. 10/04

THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and undertakings herein contained the parties agree as follows:

1.	This Contract Agreement consists of several parts, including the:

1.1	Special Conditions,

1.2	General Conditions,

1.3	Contract Drawings,

1.4	Scope of the Work,

1.5	Schedule “A” and the Preliminary Construction Schedule, and

1.6	Specifications and Design Standards,

which shall be read as one document, the several parts of which are to be taken together to explain each other and to make the whole consistent, and are herein variously referred as “the Contract”, “this Contract”, “the Contract Agreement” and “the Contract Documents”. In the event of a conflict between parts of the Contract, the Contract Agreement shall take precedence.

2.
The Contract Documents shall constitute the entire agreement between the parties for the Work to be performed, and shall supercede and replace in their entirety all previous understandings, agreements and correspondence between the parties in regard to the Work whether oral or in writing and whether contained in the Instruction to Tenderers by the Owner, or in the Tender for Contract, or in additional information issued by the Owner and included in the Contractor’s Tender, or elsewhere.

3.
The Contractor undertakes and covenants to perform the Work as set forth in the Contract Documents and to do and fulfil everything to be done and performed by the Contractor hereunder. The Contractor hereby contracts to furnish all labour, supervision, materials, supplies and equipment as aforesaid, and to perform all operations necessary and required to carry out the Work for the Owner at the Afton Open Pit Site (“the work site”) located within 10 kilometers of the City of Kamloops, British Columbia in strict conformity with the terms and conditions of this Agreement.

Variations and exceptions to the terms hereof, if any, shall be in writing signed by both parties hereto. Copies of all documents forming part of this Agreement shall be filed in the head office of the Owner.

4.
Relying upon the representations and warranties and certifications of the Contractor and in consideration of the Contractor’s performance in accordance with this Agreement, the Owner agrees to pay to the Contractor the sum of Ten Million Eight Hundred Eleven Thousand, Sixty-six Dollars ($10,811,066.00) hereinafter referred to as the Contract Price, to be based on bi-monthly invoices to be paid within 30 days of receipt subject to a 55 day, 15% statutory holdback. DRC will accept a holdback bond for $500,000 in lieu of withholding the statutory holdback.

DRC Resources Corporation
Afton Site Work Contract
Rev. 10/04

PROVIDED that, in the event the Contractor does not complete the work or performs the same in a manner that is unsatisfactory to the Owner and/or does not pass final inspection and approval by the Ministry of Energy & Mines, and notwithstanding any provision to the contrary in the General Conditions, the work shall not be deemed complete and the Contractor shall not be entitled to receive any payment beyond that which it has been paid nor will it receive any payment for work undertaken to correct any deficiencies.

5.
No understanding, oral agreement or conversation with any representative or employee of the Owner, either before or after the execution of this Agreement, shall affect or modify any of the terms or obligations herein contained. This Agreement constitutes the entire agreement between the parties hereto and no changes, alterations or modifications hereof shall be effective unless in writing and signed by the parties hereto.

6.
The Owner may assign the benefit of this Agreement and permit the assumption of its obligations hereunder to any other person, without the consent of the Contractor and the Contractor shall accept such other person in the place of the Owner under this Agreement forthwith upon notice to do so. To the extent that such other person becomes bound to perform the obligations of the Owner under this Agreement, the Owner shall without further written agreement be freed and relieved of liability upon such covenants and agreements.

7.	Time shall be of the essence of this Contract.

8.
This agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia and the parties expressly attorn to the jurisdiction of the courts in the City of Vancouver of the said Province.

9.
This Contract shall enure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns. In the event any provision or condition of the Contract Documents be found to be or become illegal or unenforceable by law, such provision and condition shall be considered severable from the Contract Documents and the remaining provisions and conditions shall remain in force and be binding upon the parties.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written.

DRC RESOURCES CORPORATION	PROCON MINING AND TUNNELLING LTD.

BY: ________________________________	BY: _______________________________
Authorized Signatory of the Owner	Authorized Signatory of the Contractor

________________________________	_______________________________
Print Name and Title	Print Name and Title

DRC Resources Corporation
Afton Site Work Contract
Rev. 10/04